

June 27, 2024

Marc Forth
Chief Executive Officer
AEON Biopharma, Inc.
5 Park Plaza, Suite 1750
Irvine, CA 92614

       Re: AEON Biopharma, Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 1-40021

Dear Marc Forth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Explanatory Note
Clawback Policy Considerations, page 1

1.   We note that in 2023 your executive officers received bonuses based on the achievement of key performance indicators as determined by your board of directors. We also note the statement that you performed a recovery analysis and determined there was no incentive-based compensation tied to financial performance for any of our executive officers during the relevant recovery period. Please briefly explain to us why application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.

2.   It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences